Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands, except for ratios)	2016	2015	2016	2015

Earnings
Pretax income before equity in pretax earnings of unconsolidated affiliates	$39,264	$33,577	$27,571	$24,636
Fixed charges (net of interest capitalized)	4,660	4,600	9,191	9,151
Distribution of earnings from unconsolidated affiliates	—	—	—	—
Total Earnings	$43,924	$38,177	$36,762	$33,787

Fixed Charges and Preference Dividends
Interest expense	$4,335	$3,912	$8,389	$7,796
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs (1)	—	212	—	425
Interest component of rent expense	325	476	802	930
Total Fixed Charges	4,660	4,600	9,191	9,151
Dividends on convertible perpetual preferred stock (pretax)	5,673	5,673	11,345	11,345
Total Fixed Charges and Preference Dividends	$10,333	$10,273	$20,536	$20,496

Ratio of Earnings to Fixed Charges	9.43	8.30	4.00	3.69

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.25	3.72	1.79	1.65

(1) The Company began reporting the amortization of premiums, discounts, and debt issuance costs in interest expense effective April 1, 2016 (the beginning of fiscal year 2017). No reclassification has been made for prior reporting periods since the amounts are not material.